                                 UNITED  STATES
                       SECURITIES  AND  EXCHANGE  COMMISSION
                              Washington,  D.C.  20549


                                  SCHEDULE  13E-3

             RULE  13E-3  TRANSACTION  STATEMENT  UNDER  SECTION  13(e)
                    OF  THE  SECURITIES  EXCHANGE  ACT  OF  1934
                              (Amendment  No.  ____)


                                 Paris  Corporation
                              (Name  of  the  Issuer)

          Paris  Corporation,  Dominic  P.  Toscani,  Sr.  and Gerard M. Toscani
                         (Names  of  Persons  Filing  Statement)

                                   Common  Stock
                          (Title  of  Class  of  Securities)

    ________________________________________________________________________
                      (CUSIP  Number  of  Class  of  Securities)

                              Stephen  A.  Salvo,  Esq.
                         Salvo  Russell,  Fichter  &  Landau
              510  Township  Line  Road,  Suite  150,  Blue  Bell,  PA  19422
                                 (215)  653-0110
     (Name,  Address,  and  Telephone  Numbers  of  Person Authorized to Receive
      Notices  and  Communications  on  Behalf  of the Persons Filing Statement)

This  statement  is  filed  in  connection  with  (check  the  appropriate box):

a. The filing of solicitation materials or an information statement subject to Regulation 14A (Section 240.14a-1 through 240.14b-2), Regulation 14C (Section 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (Section 240.13e-3(c)) under the Securities Exchange Act of 1934 ("the Act").

b.    The  filing of a registration statement under the Securities Act of 1933.

c.    _X_  A  tender  offer.

d.    None  of  the  above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: _____

Check the following box if the filing is a final amendment reporting the results of the transaction: _____

                         Calculation  of  Filing  Fee

     Transaction  valuation*                      Amount  of  filing  fee
          $15,313,536                                     $3,063


* For purposes of calculating the amount of filing fee only. The amount assumes the purchase of 3,403,008 shares of common stock, par value $0.004 per share (the "Shares"), of Paris Corporation (the "Company"), at a price per share of $4.50. Such number of shares represents all the Shares outstanding as of December 31, 2001 (other than 150,527 shares beneficially held by Gerard M. Toscani), plus 162,300 shares issuable upon exercise of outstanding options to purchase Shares.

__X__ Check  the box if any part of the fee is offset as provided by Section
      240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount  Previously  Paid:  $3,063

Form  or  Registration  No.:  Schedule  TO-I

Filing Party:  Dominic P. Toscani, Sr., Gerard M. Toscani and Paris Corporation

Date  Filed:  January  31,  2002



Item  1.    Summary  Term  Sheet.

Furnish  the  information  required by Item 1001 of Regulation M-A (Section
229.1001 of this chapter) unless information is disclosed to security holders in a prospectus that meets the requirements of Section 230.421(d) of this chapter.


- Paris Corporation, a Pennsylvania corporation (the "Company"), hereby offers to purchase any and all of its shares of Common Stock $0.004 par value per share (the "Shares"), at $4.50 per Share (the "Purchase Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer") previously filed by the Company on Schedule TO-I dated January 31, 2002.

- The Offer is not conditioned upon any minimum number of Shares being tendered. The Offer is, however, subject to certain other conditions. All Shares properly tendered and not properly withdrawn will be purchased at the Purchase Price, upon the terms and subject to the conditions of the Offer.

- Tendering stockholders will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes in connection with the tender of Shares pursuant of the Offer. The Company will pay all fees and expenses which Mellon Investor Services LLC, which is acting as Depositary (the "Depositary"), and MacKenzie Partners, Inc., which is acting as the Information Agent (the "Information Agent"), incur in connection with the Offer.

- The Offer and withdrawal rights will expire at 12:00 midnight, New York City time on March 15, 2002 unless the Offer is extended.

- Paris Corporation shares are traded on the NASDAQ Small Cap Market ("NASDAQ") under the ticker symbol PBFI. On January 9, 2002, the last day the shares were traded on NASDAQ before announcement of the Offer, the last reported sales price of the Shares on NASDAQ was $3.35 per Share.


Item  2.     Subject  Company  Information.

Furnish  the  information  required  by  Item  1002  of  Regulation M-A (Section
229.1002  of  this  chapter).


a)    Name  and  Address  of  Subject  Company/Issuer

     Paris  Corporation
     122  Kissell  Road
     Burlington,  NJ  08016

     Address  and  Phone  Number  of  Paris  Corporation's  Principal  Executive
     Offices

     122  Kissell  Road
     Burlington,  NJ  08016
     (609)  387  -  7300

b)   Title  and  Number  of  Shares  Outstanding

As of December 31, 2001, there were 3,391,235 shares of Common Stock outstanding with 257,300 shares reserved for future issuance pursuant to outstanding stock options

c)    Trading  and  Market  Price

The Shares are traded on NASDAQ Small Cap Market ("NASDAQ") under the ticker symbol PBFI. The highest and lowest sale prices for the shares for last two years (on a quarterly basis) are as follows:



YEAR  ENDED  DECEMBER  31,  2000:

First  Quarter.         $2.6250          2.0000
Second  Quarter          2.1250          1.8750
Third  Quarter.          2.3750          1.7812
Fourth  Quarter          2.1875          1.7812


YEAR  ENDED  DECEMBER  31,  2001:

First  Quarter.         $2.8750          1.8750
Second  Quarter          3.6000          2.4375
Third  Quarter.          3.6000          2.5000
Fourth  Quarter.         3.2300          2.5000

On January 9, 2002, the last day the shares were traded prior to the announcement of the Offer, the last reported sales price per Share as reported on the NASDAQ was $3.35 per share.


d)    Dividends

During the past 10 years the Company has declared two cash dividends on the Shares; a $0.20 per Share dividend in January 1999 and a $0.10 per Share dividend in March 2000. The Company does not anticipate paying cash dividends on the Shares in the foreseeable future. The Company intends to retain future earnings to finance its operations and to fund the growth of the business. Any payment of future dividends will be at the discretion of the Board of Directors and will depend upon, among other things, the Company's earnings, financial condition, capital requirements, level of indebtedness, contractual restrictions with respect to the payment of dividends and other factors that the Board of Directors deems relevant

e)    Prior  Public  Offerings

      None

f)    Prior  Stock  Purchases
      None


Item  3.

Identity  and  Background  of  Filing  Person.

Furnish the information required by Item 1003(a) through (c) of Regulation M-A (Section 229.1003 of this chapter).


a)   Name  and  Business  Addresses  of  Filing  Persons

     Paris  Corporation  -  Subject  Company
     122  Kissell  Road
     Burlington,  NJ  08016
     (609)  387  -  7300

     Dominic  P.  Toscani,  Sr.  -  President,  Treasurer,  Chairman
     and  Chief  Financial  Officer  of  Paris  Corporation
     122  Kissell  Road
     Burlington,  NJ  08016
     (609)  387  -  7300

     Gerard M. Toscani - Senior Vice President of Paris Corporation 122 Kissell Road
     Burlington,  NJ  08016
     (609)  387  -  7300


b)    Background  and  Business  of  Entities

      Not  Applicable


c)    Background  and  Business  of  Natural  Persons

      1) Current  Principal  Occupation

         Dominic  P.  Toscani,  Sr.  -  President,  Treasurer,  Chairman
         and  Chief  Financial  Officer  of  Paris  Corporation
         122  Kissell  Road
         Burlington,  NJ  08016

         Gerard M. Toscani - Senior Vice President of Paris Corporation 122 Kissell Road
         Burlington,  NJ  08016


     2) Neither Dominic P. Toscani, Sr. nor Gerard M. Toscani has had any other material occupations, positions, offices or employment during the past five years.

     3) Neither Dominic P. Toscani, Sr. nor Gerard M. Toscani has been convicted in a criminal proceeding during the past five years.

     4) Neither Dominic P. Toscani, Sr. nor Gerard M. Toscani have been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining them from further violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

     5) Both Dominic P. Toscani, Sr. and Gerard M. Toscani are United States citizens.


Item  4.  Terms  of  the  Transaction.

Furnish the information required by Item 1004(a) and (c) through (f) of Regulation M-A (Section 229.1004 of this chapter).

a)   Material  Terms

     This Schedule 13e-3 relates to the offer by Paris Corporation to purchase any and all outstanding shares of its own common stock, par value $0.004 per share, at a purchase price of $4.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 31, 2002 (the "Offer to Purchase") and in the related Letter of
Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1-9 and 13 of the Schedule TO-I previously filed by the company on January 31, 2002 as amended by Schedule TO-I/A (Amendment 2) previously filed by the Company on March 5, 2002.

     The Offer and withdrawal rights will expire at 12:00 midnight, New York City time on March 15, 2002 unless the Offer is extended.

b)   Purchases

     Gerard  M. Toscani, Senior Vice President of Paris Corporation, and Dominic
P. Toscani, President and Chief Executive Officer of Paris Corporation, who own or control approximately 4.8% and 44.9%, respectively, of the outstanding Common Stock, have indicated that they will not tender their shares in the offer. All other executive officers, directors, affiliates and subsidiaries (if any) of the filing persons have indicated their intent to tender their shares in the offer.

c)     Different  Terms

       Not  Applicable

f)     Eligibility  for  listing  or  trading

       Not  Applicable

Item  5.   Past  Contacts,  Transactions,  Negotiations  and  Agreements.

Furnish the information required by Item 1005(a) through (c) and (e) of Regulation M-A (Section 229.1005 of this chapter).

a)      Transactions

There have been no transactions, other than those disclosed in the Offer to Purchase and the related Letter of Transmittal, which are incorporated herein by reference with respect to Items 1-9 and 13 of the Schedule TO-I filed by the Company on January 31, 2002 as amended by Schedule TO-I/A (Amendment No. 2) filed by the Company on March 5, 2002.

b)      Significant  Corporate  Events

There have been no significant corporate events, other than those disclosed in the Offer to Purchase and the related Letter of Transmittal, which are incorporated herein by reference with respect to Items 1-9 and 13 of the Schedule TO-I filed by the Company on January 31, 2002 as amended by Schedule TO-I/A (Amendment No. 2) filed by the Company on March 5, 2002.

c)      Negotiations  or  Contacts

There have been no negotiations or contacts, other than those disclosed in the Offer to Purchase and the related Letter of Transmittal, which are incorporated herein by reference with respect to Items 1-9 and 13 of the Schedule TO-I filed by the Company on January 31, 2002 as amended by Schedule TO-I/A (Amendment No.
2)  filed  by  the  Company  on  March  5,  2002.


e)      Agreements  involving  subject  company's  securities

        Not  Applicable


Item  6.   Purposes  of  the  Transaction  and  Plans  or  Proposals.

Furnish the information required by Item 1006(b) and (c) (1) through (8) of Regulation M-A (Section 229.1006 of this chapter).

b)    Use  of  Securities

The information set forth under "SPECIAL FACTORS - Background and Purpose of the Offer; Steps Leading up to the Tender Offer; Certain Effects of the Offer; Plans of the Company After the Offer" of the Offer to Purchase filed as Exhibit (a)
(1) to Schedule TO-I dated January 31, 2002, as amended by Schedule TO-I/A (Amendment No. 2) filed March 5, 2002, are incorporated herein by reference.


c)   Plans

The information set forth under "SPECIAL FACTORS - Background and Purpose of the Offer; Steps Leading up to the Tender Offer; Certain Effects of the Offer; Plans of the Company After the Offer" of the Offer to Purchase filed as Exhibit (a)
(1) to Schedule TO-I dated January 31, 2002, as amended by Schedule TO-I/A (Amendment No. 2) filed March 5, 2002, are incorporated herein by reference.


Item  7.   Purposes,  Alternatives,  Reasons  and  Effects.

Furnish  the  information  required by Item 1013 of Regulation M-A (Section
229.1013  of  this  chapter).


a)   Purposes

The offer represents the first step in taking the Company private. After completion of the offer, Paris Corporation intends to propose a Second-Step Transaction, a merger, a reverse stock split or similar transaction, in which all of the remaining public stockholders would receive cash for their shares at the same price as is contemplated in the offer.

b)   Alternatives

Management of Paris Corporation also considered the sale of the company or its principal operating units. Wharton Valuation Associates, Inc. was engaged by Paris Corporation on October 13, 2000 to analyze the value of the company's business units for that purpose. Wharton reviewed publicly available business and financial information and Paris Corporation provided Wharton with draft financial results and forecasts. Representatives of Paris Corporation also met with business brokers and solicited interest in the company. It was determined that the fees charged by brokers would significantly reduce the value which Paris Corporation would receive in a brokered transaction, and the company was unable to generate an offer in its independent solicitations.


c)   Reasons

The information set forth under "SPECIAL FACTORS - Background and Purpose of the Offer; Steps Leading up to the Tender Offer; Certain Effects of the Offer; Plans of the Company After the Offer" and "SPECIAL FACTORS -Position of the Board; Fairness of the Offer" of the Offer to Purchase filed as Exhibit (a)(1) to Schedule TO-I dated January 31, 2002, as amended by Schedule TO-I/A (Amendment No. 2) filed March 5, 2002, are incorporated herein by reference.

d)   Effects

The information set forth under "THE TENDER OFFER - Certain Federal Income Tax Consequences" and "THE TENDER OFFER - Effect of the Offer on the Market for the Shares; NASDAQ Listing and Exchange Registration" of the Offer to Purchase filed as Exhibit (a) (1) to Schedule TO-I dated January 31, 2002, as amended by Schedule TO-I/A (Amendment No. 2) filed March 5, 2002, are incorporated herein by reference.


Item  8.   Fairness  of  the  Transaction.

Furnish the information required by Item 1014 of Regulation M-A (Section
229.1014 of this chapter).

a)   Fairness

The Board of Directors of the Company, which consists of Dominic Toscani, Gerard Toscani, Frank Mattei (who collectively own approximately 78.3 percent of the issued and outstanding shares of the Company's common stock) and four outside directors, unanimously approved the offer, concluding that the offer is advisable and that the terms of the offer are fair to, and in the best interests of, our company and its unaffiliated shareholders. Gerard Toscani and Dominic Toscani, who abstained from the Board vote because of their potential conflict of interest, also believe the Offer is fair to the other stockholders.

b)    Factors  Considered

The information set forth under "SPECIAL FACTORS - Positions of the Board; Fairness." of the Offer to Purchase filed as Exhibit (a) (1) to Schedule TO-I dated January 31, 2002 as amended by Schedule TO-I/A (Amendment No. 2) filed March 5, 2002 and the written Opinion of Wharton Valuation Associates, Inc., dated November 27, 2001 (Included as Schedule III to the Offer to Purchase) are incorporated herein by reference.

c)   Approval  of  Security  Holders

No approval of the unaffiliated security holders was required for the tender offer. The Second-Step Transaction may require approval by the stockholders, depending on the nature of the Second-Step Transaction. However, because Gerard
M. Toscani and Dominic P. Toscani currently own or control approximately 49.7% of the outstanding common stock and may hold a greater percentage after the offer, they may be able to control the outcome of any Second-Step Transaction.

d)   Unaffiliated  Representative

     Not  Applicable

e)   Approval  of  Directors

Please  see  previous  response  to  Section  8a  (Fairness).

f)    Other  Offers

      None

Item  9.   Reports,  Opinions,  Appraisals  and  Negotiations.

Furnish  the  information  required by Item 1015 of Regulation M-A (Section
229.1015  of  this  chapter).


a)    Report,  opinion  or  appraisal

The Board of Directors of the Company received an opinion from Wharton Valuation Associates, Inc. relating to the fairness of the offering to public stockholders.

b)    Summary  of  Report,  opinion  or  appraisal

The information set forth under "SPECIAL FACTORS - Opinion of Wharton Valuation Associates, Inc." of the Offer to Purchase filed as Exhibit (a) (1) to Schedule TO-I dated January 31, 2002 as amended by Schedule TO-I/A (Amendment No. 2) filed March 5, 2002 and the written Opinion of Wharton Valuation Associates,
Inc., dated November 27, 2001 (Included as Schedule III to the Offer to Purchase) are incorporated herein by reference.

c)   Availability  of  Documents

The opinion of Wharton Valuation Associates, Inc. will be made available for inspection and copying at the principal executive office of the Company during its regular business hours by any interested equity security holder of the Company (or such holder's representative who has been so designated in writing). Additionally, the opinion of Wharton Valuation Associates, Inc. will be transmitted by the Company to any interested equity security holder of the Company (or such holder's representative who has been so designated in writing) upon written request at the expense of the requesting security holder.


Item  10.   Source  and  Amounts  of  Funds  or  Other  Consideration.

Furnish  the  information  required by Item 1007 of Regulation M-A (Section
229.1007 of this  chapter).

a)   Source  of  Funds

The total amount of funds required by the Company to consummate the Offer (and to pay related fees and expenses estimated to be approximately $128,000.00, as described in the section of the Offer to Purchase dated January 31, 2002 entitled "Special Factors-Fees and Expenses"), assuming that all Shares not owned or controlled by Dominic Toscani and Gerard Toscani are validly tendered and not withdrawn, of approximately $8,585,000 will be financed by the Company using available cash. See also "THE TENDER OFFER - Financing of the Offer and the Second Step Transaction" of the Offer to Purchase filed as exhibit (a)(1) to Schedule TO-I filed by the Company on January 31, 2002 as amended by Schedule TO-I/A (Amendment No. 2) filed by the Company on March 5, 2002.

b)   Conditions

The  Offer  is not conditioned upon any minimum number of shares being tendered.
The Offer is, however, subject to certain other conditions in the Offer to Purchase and related Transmittal Letter, which are incorporated herein by reference. See the section entitled "THE TENDER OFFER -- CERTAIN CONDITIONS OF THE OFFER," of the Offer to Purchase, contained in the Schedule TO-I filed by the Company on January 31, 2002, which sets forth in full the conditions of the Offer.

c)   Expenses

The following is an estimate of expenses incurred or to be incurred in connection with the Offer. Also see the Section of the Offer to Purchase entitled "The Tender Offer -- Fees and Expenses" filed on Schedule TO-I dated January 31, 2002.

Legal  Fees                 $75,000.00
Printing  and  Mailing        7,826.00
Filing  Fees.                 3,063.00
Depositary  Fees.            15,000.00
Information  Agent  Fees      5,000.00
Accountant's  Fees.          17,500.00
Miscellaneous.                5,000.00

Total                      $128,839.00


d)   Borrowed  Funds

Not  Applicable


Item  11.   Interest  in  Securities  of  the  Subject  Company.

Furnish  the  information  required by Item 1008 of Regulation M-A (Section
229.1008 of this  chapter).

a)     Securities  Ownership

                                                     AMOUNT OF
                                                     OWNERSHIP      PERCENT
            NAME                                        (1)        OF CLASS

Dominic P. Toscani(2) and  Nancy  C. Toscani         1,139,948       33.6%

The  Caritas  Foundation(3)                            383,835       11.3%
Gerard  M.  Toscani(4)                                 165,010        4.8%


(1)  Ownership  includes  both  voting  and  investment  power.

(2) Includes 1,028,197 shares personally held; 47,006 shares held by Paris Corporation Profit Sharing Plan of which Mr. Toscani is the Plan Trustee; 14,745 shares held by Toscani Investment Company, a family partnership; and 45,000 options exercisable as of December 31, 2001.

(3) The Caritas Foundation, a tax exempt organization formed under Section 501(c)(3) of the Internal Revenue Code of 1954, as amended, was organized in 1984 by Dominic P. Toscani to promote the objectives of free enterprise and to support individual freedom. At the present time, the children of Dominic Toscani are the trustees of the foundation.

(4) Includes 58,524 shares personally held; 11,486 shares held by Paris Corporation Profit Sharing Plan; and 95,000 options exercisable as of December 31, 2001.


b)     Securities  Transactions

None


Item  12.  The  Solicitation  or  Recommendation.

Furnish the information required by Item 1012(d) and (e) of Regulation M-A (Section 229.1012 of this chapter).

d)  Intent  to  Tender  or  vote  in  a  going  private  transaction

Gerard M. Toscani, Senior Vice President of Paris Corporation, and Dominic P. Toscani, President and Chief Executive Officer of Paris Corporation, who own or control approximately 4.8% and 44/.9%, respectively, of the outstanding Common Stock, have indicated that they will not tender their shares in the offer. All other executive officers, directors, affiliates and subsidiaries (if any) of the filing persons have indicated their intent to tender their shares in the offer.

If less than all of the Shares owned by the public stockholders are tendered pursuant to the Offer, the Company intends to implement a Second-Step Transaction (as defined in the Offer to Purchase filed on Schedule TO-I dated January 31, 2002), in which the Shares of such remaining public stockholders would be converted into the right to receive the Purchase Price and the Company would thereafter be dissolved. Gerard M. Toscani and Dominic P. Toscani who currently own approximately 50% of the outstanding shares and would own a greater percentage after completion of the Offer, intends to vote all of his Shares in favor of the Second-Step Transaction if it is required.

e)  Recommendation

The Board of Directors of the Company, which consists of Dominic Toscani, Gerard Toscani, Frank Mattei (who collectively own approximately 78.3 percent of the issued and outstanding shares of the Company's common stock) and four outside directors, unanimously approved the offer, concluding that the offer is advisable and that the terms of the offer are fair to, and in the best interests of, our company and its unaffiliated shareholders. See "SPECIAL FACTORS -- Position of the Company's Board; Fairness of the Offer" and "SPECIAL FACTORS -- Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company after the Offer" of the Schedule TO-I filed by the Company on January 31, 2002. Gerard Toscani and Dominic Toscani, who abstained from the Board vote because of their potential conflict of interest, also believe the Offer is fair to the other stockholders.


Item  13.   Financial  Statements.

Furnish the information required by Item 1010(a) through (b) of Regulation M-A (Section 229.1010 of this chapter) for the issuer of the subject class of securities.


a)    Financial  Information

The information set forth under "The Tender Offer -- Certain Information Concerning the Company" of the Offer to Purchase filed on Schedule TO-I dated January 31, 2002, as amendment by Schedule TO/A (Amendment No. 2) dated March 5, 2002, is incorporated herein by reference. In addition, the Company's audited financial statements as of September 30, 2001 and September 30, 2000, are included in the Company's Annual Report on Form 10-K for the year ended
September 30, 2001, which is incorporated herein by reference. Also, the Company's unaudited financial statements for the three month period ended December 31, 2000 and December 31, 2001, are included in the Company's Quarterly Report on Form 10-Q for the period ended December 31, 2001, which is incorporated herein by reference.

b)     Pro  forma  Information

Not  Applicable


Item  14.   Persons/Assets,  Retained,  Employed,  Compensated  or  Used.

Furnish  the  information  required by Item 1009 of Regulation M-A (Section
229.1009 of this  chapter).

a)     Solicitations/Recommendations

The Company has retained Wharton Valuation Associates, Inc. ("Wharton") to act as its financial advisor in connection with the Offer. The engagement letter, as amended, between the Company and Wharton (the "Engagement Letter") provides that the Company is required to pay Wharton (a) a retainer fee of $7,500.00 upon the signing of the Engagement Letter, plus an additional fee of $7,500.00; and (b) an opinion fee (the "Opinion Fee") of $5,000.00. In addition, the Engagement Letter between the Company and Wharton provides that the Company will indemnify Wharton and certain related persons against certain liabilities, including liabilities under securities laws, arising out of its engagement.

The Company has retained MacKenzie Partners to act as Information Agent and Mellon Investor Services LLC to act as Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telegraph and personal interviews and may request brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary will each receive reasonable and customary compensation for their respective services, will be reimbursed by the Company for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws.

No fees or commissions will be payable by the Company to brokers, dealers or other persons (other than fees to the Information Agent as described above) for soliciting tenders of Shares pursuant to the Offer. Stockholders holding Shares through brokers or banks are urged to consult the brokers or banks to determine whether transaction costs are applicable if stockholders tender Shares through such brokers or banks and not directly to the Depositary. The Company, however, upon request, will reimburse brokers, dealers and commercial banks for customary mailing and handling expenses incurred by them in forwarding the Offer and related materials to the beneficial owners of Shares held by them as a nominee or in a fiduciary capacity.

b)     Employees  and  Corporate  Assets

The total amount of funds required by the Company to consummate the Offer (and to pay related fees and expenses estimated to be approximately $128,000.00, as described in the section of the Offer to Purchase dated January 31, 2002 entitled "Special Factors-7. Fees and Expenses"), assuming that all Shares not owned or controlled by Dominic Toscani and Gerard Toscani are validly tendered and not withdrawn, of approximately $8,585,000 will be financed by the Company using available cash.


Item  15.   Additional  Information.

Furnish the information required by Item 1011(b) of Regulation M-A (Section
229.1011 of this  chapter).

b)   Other  Material  Information

     None


Item  16.   Exhibits.

File as an exhibit to the Schedule all documents specified in Item 1016(a) through (d), (f) and (g) of Regulation M-A (Section 229.1016 of this chapter).

(a)(1)  Offer  to  Purchase*.

(a)(2)  Letter  of  Transmittal.*

(a)(3)  Notice  of  Guaranteed  Delivery.*

(a)(4)  Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees. *

(a)(5) Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(6)  Letter  to  Shareholders  from  the  Company.*

(a)(7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(8) Text of Press Release dated January 10, 2002 issued by the Company (incorporated by reference to the Company's Tender Offer Statement on Schedule TO-C filed on January 10, 2002).

(a)(9) Text of Press Release dated March 5, 2002 issued by the Company (incorporated by reference to Amendment No. 1 to the Company's Tender Offer Statement on Schedule TO-I/A filed on March 4, 2002).

(a)(10) Amendment to Offer to Purchase (incorporated by reference to Schedule TO-I/A (Amendment N0. 2) filed on March 5, 2002).

(b)      None.

(c) Opinion of Wharton Valuation Associates, Inc., dated November 27, 2001 (Included as Schedule III to the Offer to Purchase filed as exhibit (a) (1) to Schedule TO-I filed January 31, 2002).*

(d) Employment Agreement dated November 8, 2001 between Dominic P. Toscani and Paris Corporation.*

(f) Section 1930 and Subchapter D of the Pennsylvania Business Corporation Law (Included as Schedule II to the Offer to Purchase filed as exhibit (a)(1) to Schedule TO-I filed January 31, 2002).*

(g)     None.


*  Previously  filed  by  the  Company on Schedule TO-I, dated January 31, 2002.



                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                             Dominic  P.  Toscani,  Sr.
                                 (Signature)

                       President  and  Chief  Executive  Officer
                               (Name  and  title)

                                 March  6,  2002
                                     (Date)


Instruction to Signature: The statement must be signed by the filing person or that person's authorized representative. If the statement is signed on behalf of a person by an authorized representative (other than an executive officer of a corporation or general partner of a partnership), evidence of the representative's authority to sign on behalf of the person must be filed with the statement. The name and any title of each person who signs the statement must be typed or printed beneath the signature. See 240.12b-11 with respect to signature requirements.